Exhibit 99.6

AUDITED ANNUAL FINANCIAL STATEMENTS

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The management of Sierra Wireless, Inc. is responsible for the preparation of the accompanying consolidated financial statements and the preparation and presentation of information in the Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are considered by management to present fairly the financial position and operating results of the Company.

The Company maintains various systems of internal controls to provide reasonable assurance that transactions are appropriately authorized and recorded, that assets are safeguarded and that financial reports are properly maintained to provide accurate and reliable financial statements.

The Company’s audit committee is comprised entirely of non-management directors and is appointed by the Board of Directors annually. The committee meets periodically with the Company’s management and independent auditors to review the consolidated financial statements and the independent auditors’ report. The audit committee reported its findings to the Board of Directors, which has approved the consolidated financial statements.

The Company’s independent auditors, KPMG LLP, have examined the consolidated financial statements and their report follows.

Jason W. Cohenour	David G. McLennan
President and Chief Executive Officer	Chief Financial Officer
January 26, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Sierra Wireless, Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
January 26, 2006

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

	Years ended December 31,
	2003	2004	2005
Revenue	$101,709	$211,205	$107,144
Cost of goods sold	60,551	127,600	81,848
Gross margin	41,158	83,605	25,296

Expenses:
Sales and marketing	11,585	20,029	15,551
Research and development, net (note 15)	15,994	24,527	30,365
Administration	6,597	8,993	10,818
Restructuring and other charges (note 4)	1,220	—	5,255
Integration costs (note 5)	1,947	—	—
Amortization	2,327	2,438	2,997
	39,670	55,987	64,986
Earnings (loss) from operations	1,488	27,618	(39,690)
Other income	965	1,700	2,277
Earnings (loss) before income taxes	2,453	29,318	(37,413)
Income tax expense (recovery) (note 14)	198	4,398	(945)
Net earnings (loss)	$2,255	$24,920	$(36,468)

Earnings (loss) per share (note 16):
Basic	$0.12	$0.99	$(1.44)
Diluted	$0.12	$0.96	$(1.44)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

	December 31,
	2004	2005
Assets
Current assets:
Cash and cash equivalents	$131,846	$64,611
Short-term investments (note 6)	—	24,724
Accounts receivable, net of allowance for doubtful accounts of $1,561 (2004 - $2,468)	22,506	20,540
Inventories (note 7)	11,090	3,316
Prepaid expenses	5,021	3,974
	170,463	117,165

Long-term investments (note 6)	—	14,762
Fixed assets (note 8)	10,044	11,647
Intangible assets (note 9)	14,208	10,693
Goodwill (note 9)	19,227	19,227
Deferred income taxes (note 14)	500	—
Other assets	1,152	486
	$215,594	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,122	$3,971
Accrued liabilities	33,890	28,644
Deferred revenue and credits	461	422
Current portion of long-term liabilities (note 10)	758	894
Current portion of obligations under capital lease (note 11)	664	304
	39,895	34,235

Long-term liabilities (note 10)	1,747	1,926
Obligations under capital lease (note 11)	287	4

Shareholders’ equity:
Share capital (note 12)
Authorized
Unlimited number of common and preference shares with no par value Common shares, 25,476,447 (2004 – 25,357,231) issued and outstanding	218,805	219,398
Additional paid-in capital	440	556
Warrants	1,538	1,538
Deficit	(46,389)	(82,857)
Accumulated other comprehensive loss	(729)	(820)
	173,665	137,815
	$215,594	$173,980

Commitments and contingencies (note 17)

See accompanying notes to consolidated financial statements.

JASON W. COHENOUR	S. JANE ROWE
Director	Director

SIERRA WIRELESS, INC.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars, except number of shares)

(Prepared in accordance with United States GAAP)

			Addit-				Accumulated
			ional				Other
	Common Shares		Paid-in	Warrants			Comprehensive
	Number	Amount	Capital	Number	Amount	Deficit	Loss	Total

Balance December 31, 2002	16,345,396	$123,047	$—	—	$—	$(73,564)	$(729)	$48,754
Net and comprehensive earnings	—	—	—	—	—	2,255	—	2,255
Issued for acquisitions (note 3)	3,708,521	22,377	—	—	—	—	—	22,377
Issued for cash (note 12)	4,442,222	72,186	—	—	—	—	—	72,186
Share issue costs	—	(4,761)	—	—	—	—	—	(4,761)
Stock option exercises	325,932	1,198	—	—	—	—	—	1,198
Warrants issued	—	—	—	138,696	1,538	—	—	1,538
Balance December 31, 2003	24,822,071	214,047	—	138,696	1,538	(71,309)	(729)	143,547
Net and comprehensive earnings	—	—	—	—	—	24,920	—	24,920
Stock option tax benefit	—	—	440	—	—	—	—	440
Stock option exercises	535,160	4,758	—	—	—	—	—	4,758
Balance December 31, 2004	25,357,231	$218,805	$440	138,696	$1,538	$(46,389)	$(729)	$173,665
Net loss	—	—	—	—	—	(36,468)	—	(36,468)
Loss on short and long term investments	—	—	—	—	—	—	(91)	(91)
Comprehensive loss	—	—	—	—	—	—	—	(36,559)
Stock option tax benefit	—	—	116	—	—	—	—	116
Stock option exercises	119,216	593	—	—	—	—	—	593
Balance December 31, 2005	25,476,447	$219,398	$556	138,696	$1,538	$(82,857)	$(820)	$137,815

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	Years ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net earnings (loss)	$2,255	$24,920	$(36,468)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	5,669	6,915	9,012
Tax benefit related to stock option deduction	—	440	116
Non-cash restructuring and other charges	895	—	12,329
Loss (gain) on disposal	2	(66)	(41)
Accrued warrants	386	—	—
Changes in operating assets and liabilities
Accounts receivable	(5,360)	(1,384)	1,967
Inventories	5,878	(9,579)	219
Prepaid expenses	(1,087)	(2,798)	891
Accounts payable	225	(1,844)	(151)
Accrued liabilities	5,296	12,437	(5,149)
Deferred revenue and credits	101	62	75
Net cash provided by (used in) operating activities	14,260	29,103	(17,200)

Cash flows from investing activities:
Business acquisitions (note 3)	33	—	—
Proceeds on disposal	4	69	48
Purchase of fixed assets	(1,972)	(7,120)	(8,292)
Increase in intangible assets	(4,077)	(2,123)	(2,138)
Increase in other assets	—	(1,152)	—
Purchase of long-term investments	(24,639)	(21,369)	(14,851)
Proceeds on disposal of long-term investments	—	46,186	—
Purchase of short-term investments	(25,103)	(21,305)	(88,320)
Proceeds on maturity of short-term investments	10,492	36,247	63,593
Net cash (used in) provided by investing activities	(45,262)	29,433	(49,960)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	68,623	4,758	592
Repayment of long-term liabilities	(2,104)	(1,806)	(667)
Net cash provided by (used in) financing activities	66,519	2,952	(75)

Net increase in cash and cash equivalents	35,517	61,488	(67,235)
Cash and cash equivalents, beginning of year	34,841	70,358	131,846
Cash and cash equivalents, end of year	$70,358	$131,846	$64,611

See supplementary cash flow information (note 18)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2003, 2004 and 2005

(Expressed in thousands of United States dollars, except share and per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.              Nature of operations

We were incorporated under the Canada Business Corporations Act on May 31, 1993.  We provide leading edge wireless wide-area modem solutions for mobile computing over cellular networks.  We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, and rugged vehicle-mounted modems.  Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.

2.              Significant accounting policies

Management has prepared these consolidated financial statements in accordance with accounting principles generally accepted in the United States.

(a)       Principles of consolidation

Our consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc. (formerly AirPrime, Inc. and Sierra Wireless Data, Inc.), Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

(b)       Foreign Currency Translation

Our functional or primary operating currency is the U.S. dollar. We translate transactions in currencies other than the U.S. dollar at the exchange rate in effect on the transaction date.  Monetary assets and liabilities denominated in a currency other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date.  The resulting exchange rate gains and losses are recognized in earnings.

(c)        Use of estimates

In preparing the financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of inventory, fixed assets, intangible assets, goodwill and deferred income taxes, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

(d)       Cash equivalents

Cash equivalents include short-term deposits, which are all highly liquid securities having a term to maturity of three months or less when acquired. We value our short-term deposits at amortized cost.

(e)        Short-term investments

Short-term investments, all of which we categorize as available-for-sale, are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income, a separate component of shareholders’ equity.  These gains (losses) are removed from comprehensive income (loss) when the investments mature or are sold on an item-by-item basis.

(f)           Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value.

(g)       Research and development

We expense research and development costs as they are incurred. To date we have had no significant software development costs that would be required to be capitalized pursuant to Financial Accounting Standards (“FAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed”.

We follow the cost reduction method of accounting for government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.  Certain research and development funding is repayable only on the occurrence of specified future events.  If such events do not occur, no repayment is required.  We recognize the liability to repay research and development funding in the period in which conditions arise that will cause research and development funding to be repayable.

(h)       Long-term investments

Long-term investments are categorized as available-for-sale and are carried at quoted market value. We reflect unrealized holding gains (losses) related to available-for-sale investments, after deducting amounts allocable to income taxes, as part of accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

(i)          Fixed assets

We initially record fixed assets at cost. We subsequently provide amortization on a straight-line basis over the following periods:

Furniture and fixtures	5 years
Research and development equipment	3 years
Tooling	3 years
Software	3-5 years
Office equipment	5 years

We amortize leasehold improvements on a straight-line basis over the lower of their useful lives or lease terms.

(j)           Intangible assets

Patents and trademarks

Consideration paid for patents and trademarks is amortized on a straight-line basis over three to five years commencing with the date the patents or trademarks are granted.

License fees

Consideration paid for license fees is amortized on a straight-line basis over the shorter of the term of the license or an estimate of their useful life, ranging from five to ten years.

Intellectual property, customer relationships and databases

Consideration paid for intellectual property, customer relationships and databases is amortized on a straight-line basis over three to five years.

Each of these intangible assets is subject to an impairment test as described in note 2(k).

(k)       Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination.  Goodwill is allocated as of the date of the business combination to the reporting units that are expected to benefit from the synergies of the business combination.

Goodwill has an indefinite life, is not amortized and at least annually is subject to a two-step impairment test.   The first step compares the fair value of the reporting unit to its carrying amount, which includes the goodwill.  When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary.  If the carrying amount exceeds the fair value, the second part of the test is performed to measure the amount of the impairment loss.  The second step compares the implied fair value of the reporting unit goodwill with the carrying amount of the goodwill.  If the carrying amount exceeds the fair value of the goodwill, an impairment loss is recognized equal to that excess.

(l)          Impairment of long-lived assets

We monitor the recoverability of long-lived assets, which includes fixed assets and intangible assets, other than goodwill, based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use of the related assets. Our policy is to record an impairment loss in the period when we determine that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

(m)     Income taxes

We account for income taxes in accordance with FAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Changes in the net deferred tax asset or liability are generally included in earnings. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the enactment date. Deferred income tax assets are evaluated and if their realization is not considered “more-likely-than-not”, a valuation allowance is provided.

(n)       Stock-based compensation

We have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25. FAS No. 123 uses a fair value method of calculating the cost of stock option grants. Had compensation cost for our employee stock option plan been determined by this method, our net earnings (loss) and earnings (loss) per share would have been as follows:

	Years ended December 31,
	2003	2004	2005
Net earnings (loss):
As reported	$2,255	$24,920	$(36,468)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(14,775)	(5,591)	(7,615)
Pro forma	$(12,520)	$19,329	$(44,083)

Basic earnings (loss) per share:
As reported	$0.12	$0.99	$(1.44)
Pro-forma	(0.68)	0.77	(1.74)

Diluted earnings (loss) per share:
As reported	$0.12	$0.96	$(1.44)
Pro-forma	(0.68)	0.75	(1.74)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

In 2005 the Board of Directors approved the accelerated vesting of certain “out-of-the-money” stock options previously granted under the Company’s stock option plan to participants other than board members and executive officers of the Company. In aggregate, the vesting of stock options to purchase a total of 175,650 common shares with an exercise price of US$14.25 (CAD$16.82) per share or higher, being 25% above the trading price at the time of the Board of Directors’ approved this initiative, was accelerated and these became fully exercisable in November 2005. These options would otherwise have vested over time periods ranging up to December 2008. By taking this accelerated vesting initiative, an incremental value of approximately $2.3 million is included in the 2005 stock-based compensation shown above.

As a result of a voluntary option surrender initiative, the unrecognized stock compensation fair value of approximately $6.0 million related to the surrendered options was expensed in the year ended December 31, 2003 in our pro forma disclosure.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Years ended December 31,
	2003	2004	2005
Expected dividend yield	0	0	0
Expected stock price volatility	102%	93%	85%
Risk-free interest rate	3.83%	3.76%	3.43%
Expected life of options	4 years	4 years	4 years

The average fair value of stock options granted during the year was $5.94 (2004 – $16.71, 2003 - $7.56).

(o)       Revenue recognition

We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events.  If such events do not occur, no repayment would be required.  We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”.  Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided.  Technical support contracts extending beyond the current period are recorded as deferred revenue.

(p)       Warranty costs

We accrue warranty costs upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience (see note 17 (b)(v)).

(q)       Market development costs

We accrue for co-op advertising costs upon the later of the recognition date of the related revenue or date at which the co-op advertising is available.  Market development costs are recorded as marketing expense in accordance with the criteria in Emerging Issues Task Force 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of Vendor’s Products)”.

(r)         Share issue costs

We reduce the value of consideration assigned to shares issued by the direct costs, net of income tax recoveries, of issuing the shares.

(s)         Earnings (loss) per common share

We calculate basic earnings (loss) per share based on the weighted-average number of common shares outstanding for the year. If, in a reporting period, we have had outstanding dilutive stock options and warrants, we calculate diluted earnings (loss) per share using the treasury stock method.

(t)          Comprehensive income

Under FAS No. 130, “Reporting Comprehensive Income”, we are required to report comprehensive income (loss), which includes our net earnings (loss) as well as changes in equity from other non-owner sources. In our case, the other changes in equity included in comprehensive income (loss) are comprised of the foreign currency cumulative translation adjustments and unrealized gains or losses on available-for-sale investments. Comprehensive income (loss) is presented in the consolidated statements of shareholders’ equity.

(u)       Investment tax credits

Investment tax credits are now accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.

(v)        Comparative figures

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current year.

(w)        Recent accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued revised Statement of Financial Accounting Standards No. 123R entitled “Share-Based Payment” (“FAS No. 123R”).  This revised statement addresses accounting for stock-based compensation and results in the fair value of all stock-based compensation arrangements, including options, being recognized as an expense in a company’s financial statements as opposed to supplemental disclosure in the notes to financial statements. The revised Statement eliminates the ability to account for stock-based compensation transactions using APB Opinion No. 25. FAS No. 123R is effective for public entities that do not file as small business issuers as of the beginning of the first fiscal year that begins after June 15, 2005.  We intend to adopt this standard in the period commencing January 1, 2006.  The impact of FAS No. 123 on the year ended December 31, 2005 is disclosed in note 2(m).  The impact of FAS No. 123R in 2006 is not yet determinable.

In May 2005, the FASB issued SFAS No. 154, ‘‘Accounting Changes and Error Corrections’’ (‘‘SFAS 154’’), which replaces APB Opinion No. 20 ‘‘Accounting Changes’’ and SFAS No. 3, ‘‘Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28.’’ SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, unless such an approach is impracticable in which case prospective application of the change is appropriate, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted in our first quarter of fiscal 2006.  Prior to SFAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted.  The impact of the adoption of SFAS 154 will have on our consolidated financial statements is not yet determinable.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, ‘‘The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments’’ (‘‘FSP 115-1’’), which provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than- temporary, and on measuring such impairment loss. FSP 115-1 also includes accounting considerations subsequent to the recognition of an other-than temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 is required to be applied to reporting periods beginning after December 15, 2005 and is required to be adopted in our first quarter of fiscal 2006. The impact of the adoption of FSP 115-1 will have on our consolidated financial statements is not yet determinable.

3.              Acquisition of AirPrime, Inc.

On August 12, 2003 we acquired 100 percent of the outstanding securities of AirPrime, Inc. (“AirPrime”), a privately-held supplier of high-speed CDMA wireless products located in Carlsbad, California.  We subsequently changed the name of AirPrime to Sierra Wireless America, Inc.  The results of AirPrime’s operations have been included in our consolidated financial statements since that date.

The aggregate purchase price was $23,825, including common shares valued at $22,377 and costs related to the acquisition of $1,448.  The fair value of the 3,708,521 common shares issued was determined based on the average market price of Sierra Wireless, Inc.’s common shares over the two-day period before and after June 16, 2003, which was the date the terms of the acquisition were agreed to and announced.  Under the terms of the escrow agreement dated August 12, 2003, 927,129 common shares were deposited into escrow.  Of that number, 310,355 have been released and the balance of 616,774 common shares continue to be held in escrow.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$4,716
Property and equipment	1,352
Intangible assets	5,270
Goodwill	19,706
Total assets acquired	31,044

Current liabilities	7,219

Net assets acquired	$23,825

The following table presents details of the purchased intangible assets:

	Estimated Useful Life (in years)	Aug 12, 2003 Amount	Accumulated Amortization	Net Amount
Intellectual property	5	$3,780	$1,795	$1,985
Customer relationships	5	940	446	494
Licenses	5	400	195	205
Databases	5	150	71	79
Total purchased intangible assets		$5,270	$2,507	$2,763

The estimated future amortization expense of purchased intangible assets is as follows:

Fiscal Year	Net Amount
2006	1,054
2007	1,054
2008	655
Total	$2,763

If the acquisition of AirPrime had occurred as of January 1, 2002, the pro forma operating results may have been as follows:

2003

Revenue	$118,514
Net loss	(1,166)
Loss per share	$(0.05)

4.              Restructuring and other charges

(a) 2005 Restructuring

In the second quarter 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets.  During the quarter ended June 30, 2005, we incurred restructuring and other charges of $18,206.  In the fourth quarter of 2005 we recorded additional net charges of $279, primarily related to a change in estimate of our facilities restructuring originally announced in the second quarter of 2005.  In total, we incurred restructuring and other charges of $18,485 as follows:

		Included in:
	Total	Cost of Goods Sold	Income Tax Expense	Restructuring and Other	Other Expenses
Inventory writedown	$8,556	$8,556	$—	$—	$—
Provision for royalty commitments	2,749	2,749	—	—	—
Intangible assets writedown	2,435	—	—	2,435	—
Workforce reduction	1,507	60	—	1,447	—
Fixed assets writedown	913	715	—	198	—
Facilities restructuring	1,135	—	—	1,091	44
Deferred tax asset writedown	500	—	500	—	—
Other	690	606	—	84	—
Total restructuring and other charges	$18,485	$12,686	$500	$5,255	$44

The inventory writedown of $8,556 is related to the writedown of Voq components and finished goods.

The provision for royalty commitments of $2,749 related to a writedown of prepaid royalties in the amount of $937 and a further provision of $1,812 for contractual royalty commitments.

Fixed and intangible assets impairment charges of $913 and $2,435, respectively, consisted of writedowns primarily for research and development equipment, test equipment and research and development licenses.  The fixed assets and intangible assets, which were no longer required, were written down to nil.

We reduced our workforce by 51 employees, of which 32 were terminated during the second quarter of 2005 and 19 were on working notice.  Workforce reduction charges of $1,507 were related to the cost of severance and benefits associated with the 32 employees terminated during the second quarter of 2005.  The 19 employees on working notice all ceased employment with us prior to year-end.

As a result of the above noted workforce reduction, an initial facilities restructuring provision of $711 was recorded in the second quarter of 2005 to reflect the costs related to the leased facilities that are greater than our current requirements.  As little progress was made on the facilities restructuring during the year, in the fourth quarter of 2005 an additional facilities restructuring charge of $380 was recorded.  This, coupled with a $44 foreign exchange loss that is netted against Other Income (Expenses), results in a total charge for the year of $1,135.

We have increased our deferred tax asset valuation allowance by $500, thereby reducing our deferred tax asset to nil, to reflect the reduction in the portion of our deferred tax assets that we do not believe is more likely than not to be realized.

Other charges of $690 include provisions for tooling purchase commitments that are no longer useable and professional fees incurred in connection with the restructuring activities.

Of the total $18,485 restructuring and other charges, $6,270 represents cash disbursements, of which $5,876 were incurred in the second quarter of 2005 and an additional $394 of which were incurred in the balance of the year. The following table summarizes the activity related to the cash portion of the 2005 restructuring and other charges during the period and the balance of the provision at December 31, 2005:

	Total	Cost of Goods Sold	Restructuring and Other
Second quarter 2005 restructuring	$5,876	$3,568	$2,308
Additional facilities restructuring provision	380	—	380
Other adjustments	14	(93)	107
Cash payments	(4,719)	(2,848)	(1,871)
Balance at December 31, 2005	$1,551	$627	$924

(b) Prior Restructurings

In the third quarter of 2003, we incurred restructuring and other charges as a result of our acquisition of AirPrime.  During the year ended December 31, 2003, we recorded restructuring and other charges of $1,220 as follows:

Fixed and intangible asset writedowns	$605
Workforce reductions	325
Facilities restructuring	290
Total restructuring and other charges	$1,220

The writedowns of fixed and intangible assets of $605 were primarily for research and development equipment, test equipment and research and development licenses, which were no longer required.  These assets were written down to nil.  Workforce reduction charges of $325 were related to the cost of severance and benefits associated with 11 employees whose employment was terminated.  As of December 31, 2003, there were no remaining restructuring amounts to be paid related to workforce reductions.  We also recorded an additional restructuring charge on facilities of $290 as we made little progress in 2003 on a facilities restructuring that was originally announced in 2002.

In the last half of 2003, we also incurred integration costs of $1,947 related to travel, facilities and costs related to eight existing employees who were retained for the transition period.  These eight employees completed their integration activities and were terminated as of December 31, 2003 (see note 5).

The following table summarizes the provision for business restructuring programs initiated prior to 2005 and the balance of the provision at December 31, 2005 and December 31, 2004.

Facilities Restructuring
Balance at December 31, 2003	$3,594
Foreign exchange adjustment	289
Cash payments	(1,378)
Balance at December 31, 2004	2,505
Foreign exchange adjustment	154
Cash payments	(759)
Balance at December 31, 2005	$1,900

5.              Integration costs

In the third quarter of 2003, we also incurred integration costs related to the AirPrime acquisition of $1,947, which included the costs of eight existing employees retained for the transition period.  All of these employees completed their integration activities and were terminated as of December 31, 2003.

6.              Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	2004	2005	2004	2005
Government treasury bills	$—	$4,439	$—	$—
Commercial paper	—	20,285	—	—
Government bonds	—	—	—	14,762
	$—	$24,724	$—	$14,762

Our short-term investments of $24,724 (December 31, 2004 – nil) have contractual maturities ranging from three to twelve months from the date of purchase.  Our long-term investments of $14,762 (December 31, 2004 – nil) have contractual maturities of one to two years when purchased.

7.              Inventories

	2004	2005
Electronic components	$5,276	$1,675
Finished goods	5,814	1,641
	$11,090	$3,316

8.              Fixed assets

	2005
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,957	$2,278	$679
Research and development equipment	15,478	9,842	5,636
Tooling	11,097	8,326	2,771
Software	7,081	5,399	1,682
Leasehold improvements	2,451	1,916	535
Office equipment	688	344	344
	$39,752	$28,105	$11,647

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Furniture and fixtures	$2,825	$1,802	$1,023
Research and development equipment	11,393	8,324	3,069
Tooling	11,155	7,472	3,683
Software	6,095	4,401	1,694
Leasehold improvements	2,288	1,757	531
Office equipment	350	306	44
	$34,106	$24,062	$10,044

As at December 31, 2005, assets under a capital lease with a cost of $1,201 (2004 - $1,222) and accumulated amortization of $563 (2004 - $179) are included in fixed assets.

9.              Goodwill and intangible assets

Included in the acquisition of AirPrime in 2003 (see note 3) is goodwill of $19,706 and intangible assets of $5,270.  The intangible assets acquired consisted of intellectual property, customer relationships, licenses, and databases.  During 2004, goodwill decreased by $479 due to the utilization of previously unrecognized pre-acquisition tax losses and certain purchase price adjustments.

The components of intangible assets at December 31, 2005 and 2004 are as follows:

	2005
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$3,933	$803	$3,130
Licenses	13,051	8,046	5,005
Intellectual property	4,214	2,230	1,984
Customer relationships	940	445	495
Databases	150	71	79
	$22,288	$11,595	$10,693

	2004
	Cost	Accumulated Amortization and Writedown	Net Book Value

Patents and trademarks	$3,482	$382	$3,100
Licenses	16,401	8,824	7,577
Intellectual property	4,214	1,474	2,740
Customer relationships	940	258	682
Databases	150	41	109
	$25,187	$10,979	$14,208

The estimated aggregate amortization expense for each of the next five years is expected to be $2,139 per year.

10.       Long-term liabilities

	2004	2005
Facilities (note 4)	$2,505	$2,820
Less current portion	758	894
	$1,747	$1,926

Of the balance outstanding as at December 31, 2005, $920 is from the 2005 restructuring and $1,900 arises from prior restructurings (2004 – nil and $2,505, respectively).

11.       Obligations under capital lease

We lease research and development equipment, computer equipment and office furniture under capital leases, denominated in Cdn. dollars, and expiring at various dates in 2006 and 2007.  As at December 31, 2005 our future minimum lease payments under capital leases were as follows:

	Cdn.$	U.S.$

2006	$361	$310
2007	8	7
	369	317
Less amount representing interest at approximately 11.8%	10	9
	359	308
Less current portion	354	304
	$5	$4

Interest expense on capital lease obligations for the year ended December 31, 2005 is $43 (2004 - $28).

12.       Share capital

Stock option plan

Under the terms of our employee stock option plan, our Board of Directors may grant options to employees, officers and directors.  The plan provides for granting of options at the fair market value of our stock at the grant date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having a five year or a ten year term.  Since February 1999, options have been granted with a five year term.  During 2005, shareholders approved an amendment to the plan whereby the maximum number of shares available for issue under the plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the plan without the Company first obtaining shareholder approval.  Prior to this amendment the number of shares available for issuance was a specified, fixed amount.  Based on the number of shares outstanding as at December 31, 2005, stock options exercisable into 748,212 common shares are available for future allocation under the plan.  Since this amendment to the plan through to December 31, 2005, 126,791 common shares have been added to the number of common shares currently available for issue under the plan, to be applied against the limit of 1,600,000 common shares.

Stock option activity since December 31, 2002 is presented below:

	Number of Shares	Weighted Average Exercise Price
		Cdn.$	U.S.$

Outstanding, December 31, 2002	2,550,564	19.83	12.55
Granted	609,300	14.79	11.46
Exercised	(325,932)	4.90	3.80
Forfeited	(1,107,572)	54.86	42.53
Outstanding, December 31, 2003	1,726,360	11.58	8.98
Granted	566,813	30.77	25.43
Exercised	(535,160)	11.74	9.70
Forfeited	(52,442)	25.98	21.47
Outstanding, December 31, 2004	1,705,571	20.71	17.12
Granted	575,422	10.70	9.18
Exercised	(119,216)	5.34	4.58
Forfeited	(362,344)	31.71	27.21
Outstanding, December 31, 2005	1,799,433	18.48	15.86

December 31,	Exercisable, end of year

2003	714,345
2004	545,382
2005	959,717

The following table summarizes the stock options outstanding at December 31, 2005:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price		Number Exercisable	Weighted Average Exercise Price
		In years	Cdn.$	U.S.$		Cdn.$	U.S.$

$0.77 - $1.28 (Cdn.$0.90 - Cdn.$1.50)	21,398	2.0	$1.50	$1.29	21,398	$1.50	$1.29
$1.29 - $3.00 (Cdn.$1.51 - Cdn.$3.50)	203,830	1.6	3.45	2.96	194,549	3.31	2.84
$3.01 - $10.30 (Cdn.$3.51 – Cdn.$12.00)	373,319	3.6	9.29	7.97	109,702	8.13	6.98
$10.30 - $17.16 (Cdn.$12.01 – Cdn.$20.00)	437,958	3.6	15.34	13.16	121,593	15.73	13.50
$17.17 - $25.74 (Cdn.$20.01 - Cdn.$30.00)	459,178	2.6	23.51	20.17	373,797	22.93	19.67
$25.75 - $151.04 (Cdn.$30.01 - Cdn.$176.05)	303,750	3.1	38.01	32.61	138,678	35.41	30.38
	1,799,433	3.0	18.48	15.86	959,717	17.67	15.16

The options outstanding at December 31, 2005 expire between March 9, 2006 and October 28, 2010.

Employee Stock Purchase Plan

During 2005 we established employee stock purchase plans for U.S. and Canadian and other non-U.S employees (together, the “ESPP Plans”) to enable eligible employees and directors to acquire Common Shares over the facilities of the Toronto Stock Exchange and Nasdaq.  The ESPP Plans do not allow the issuance of Common Shares from treasury. Eligible employees and directors may contribute up to 10% of base compensation to purchase Common Shares on the public markets.  Under the U.S. plan, the purchase price to be paid by an eligible employee is 85% of the fair market value of the Common Shares, with us contributing the other 15%, plus any applicable commissions or transactional costs.  The maximum number of Common Shares that can be purchased under the U.S. plan is 50,000 Common Shares.  Under the non-U.S. plan we contribute an amount equal to 20% of the employee’s contribution, plus any applicable commissions or transactional costs.  The ESPP Plans purchase shares at certain plan-defined dates.  In 2005 participants purchased at total of 17,832 Common Shares at a weighted-average price of U.S.$9.25 per share.

Warrants

There are outstanding warrants to purchase 138,696 of our common shares at Cdn. $20.49 per share.  The warrants are exercisable for a term of five years from December 30, 2003.  The warrants were issued under our agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program (see note 17(b)(iv)).

13.       Financial instruments

Fair value of financial instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and current portions of long-term liabilities, approximate their fair value due to their short maturities. Short and long term investments are carried at fair market value; their book values for December 31, 2005 were $24,724 (2004 – nil) and $14,762 (2004 – nil), respectively.  Based on borrowing rates currently available to us for loans with similar terms, the carrying value of our obligations under capital lease and long-term liabilities approximates their fair value.

Concentrations of business risk

We depend on a small number of customers for a significant portion of our revenue.  In 2005, two customers accounted individually for more than 10% of our revenue and, in aggregate, these customers represented 35% of our revenue.  In the years ended 2004 and 2003, three different customers individually accounted for more than 10% of our revenue.

We maintain substantially all of our cash and cash equivalents with major financial institutions or government instruments. Corporate paper is uninsured.  Our deposits with banks may exceed the amount of insurance provided on such deposits.

We outsource manufacturing of our products to third parties. We are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results.  We have supply commitments to our outsource manufacturers based on our estimates of customer and market demand.  Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.

Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable.  We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.

Although substantially all of our revenues are received in U.S. dollars, we incur operating costs and have obligations under capital leases that are denominated in Cdn. dollars. Fluctuations in the exchange rates between these currencies could have a material effect on our business, financial condition and results of operations. We mitigate this risk by denominating many of our payment obligations in U.S. dollars.

Line of credit

During 2005, we had an unsecured revolving demand facility for $10,000, which bears interest at prime per annum.  The balance at December 31, 2005 and 2004 was nil and this facility was not utilized at all during either of fiscal 2005 or fiscal 2004.

14.       Income taxes

The composition of our deferred tax assets at December 31 is as follows:

	2004	2005
Deferred tax assets (liabilities)
Fixed assets	$(1,026)	$933
Loss carryforwards	6,623	19,601
Scientific research and development expenses	9,975	13,715
Share issue costs	1,110	737
Reserves and other	3,357	3,287
Total gross deferred tax assets	20,039	38,273
Less valuation allowance	19,539	38,273
Net deferred tax assets	$500	$—

We believe that realization of our net deferred tax assets is currently not more likely than not. In assessing the realizability of our deferred tax assets, we considered whether it is more likely than not that some portion or all of our deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We considered projected future taxable income and tax planning strategies in making our assessment.

At December 31, 2005, we had approximately $26,741 of non-capital loss carryforwards for Canadian tax purposes that, if unutilized, will expire at various dates beginning in fiscal 2009 and ending in fiscal 2015.  As well, we have approximately $33,830 of scientific research and development expenditures available to be deducted against future Canadian taxable income that may be carried forward indefinitely and investment tax credits of approximately $20,564 available to offset future Canadian federal and provincial income taxes payable.  The investment tax credits expire commencing in 2010 until 2015.

In addition, at December 31, 2005, net operating loss carryforwards for our foreign subsidiaries were $28,285 for United States income tax purposes and $2,882 for U.K. income tax purposes.  These carryforwards expire in various amounts commencing in 2019 through 2025.  Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income.

Effective tax rate

Our income tax expense for the year ended December 31 differs from that calculated by applying statutory rates for the following reasons:

	2003	2004	2005
Combined Canadian federal and provincial income taxes at expected rate of 34.85% (2004 - 35.6%, 2003 – 37.6%)	$923	$10,437	$(13,038)
Permanent and other differences	(9)	(126)	468
Unrecognized tax assets	(635)	(5,780)	10,965
(Income) loss subject to tax at rates lower than statutory rate	(81)	(133)	160
Writedown of deferred tax asset	—	—	500
	$198	$4,398	$(945)

Our provisions for income taxes consist of the following:

	2003	2004	2005
Current
Canadian	$198	$357	$(42)
Foreign	—	4,041	(1,403)
Total current	198	4,398	(1,445)
Deferred
Canadian	—	(500)	500
Foreign	—	500	—
Total deferred	—	—	500
Income tax expense	$198	$4,398	$(945)

15.       Research and development

	2003	2004	2005
Gross research and development	$16,471	$27,170	$31,258
Less government research and development funding	477	2,643	893
	$15,994	$24,527	$30,365

Included in our gross research and development expense was a repayment of funding of $865 (2004 - $1,970; 2003 - $258).

16.       Earnings (loss) per share

The weighted-average number of shares outstanding (in thousands) used in the computation of earnings (loss) per share were as follows:

	2003	2004	2005
Weighted-average shares used in computation of basic earnings (loss) per share	18,442	25,212	25,385
Weighted-average shares from assumed conversion of dilutive options	547	852	—
Weighted-average shares used in computation of diluted earnings (loss) per share	18,989	26,064	25,385

17.       Commitments and contingencies

(a)  Operating leases

We lease equipment and premises with minimum future lease payments denominated in Cdn. dollars at December 31, 2005 as follows:

	Cdn.$	U.S.$
2006	$3,316	$2,845
2007	3,406	2,922
2008	3,388	2,907
2009	2,597	2,228
2010	2,588	2,219
Thereafter	1,565	1,343
	$16,860	$14,464

(b)  Contingent liability on sale of products

(i)             Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)          We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)       Under certain research and development funding agreements, we are contingently liable to repay up to $3,262.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)      Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  As all funds available under this program were earned prior to 2004, during the years ended December 31, 2005 and 2004, we claimed nil.  During the year ended December 31, 2005, we have recorded, in research and development expense, the accrued repayment of  $847 (2004 – $1,940; 2003 – nil).  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes option pricing model.  The warrants are exercisable at Cdn. $20.49 per share for a term of five years from December 30, 2003.  As of December 31, 2005, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement is effective April 2003.  During the year ended December 31, 2005, we have claimed $893 (2004 – $2,643), which has been recorded as a reduction of research and development expense.  Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005 no further TPC funding is anticipated.  During the year ended December 31, 2005, we have recorded, in research and development expense, the accrued repayment of $18 (2004 – nil).  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.  No repayments were made in 2005.

(v)         We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2002	$1,163
Provisions	1,939
Increase due to acquisition (note 3)	418
Expenditures	(1,179)
Balance, December 31, 2003	2,341
Provisions	2,785
Expenditures	(2,185)
Balance, December 31, 2004	$2,941
Provisions	1,898
Expenditures	(2,206)
Balance, December 31, 2005	$2,633

(c) Other commitments

We have entered into purchase commitments totaling approximately $32,803 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between January 2006 and March 2006.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(d)    Legal proceedings

(i)                  Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley and others, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  The plaintiffs filed the third amended complaint on July 7, 2005.  In November of 2005, the District Court dismissed the third amended complaint, without prejudice, with respect to the Company and most of the other defendants.  The plaintiffs did not file a fourth amended complaint and sought an order from the District Court dismissing the federal actions as to all defendants, with prejudice for the purposes of final judgment, however without prejudice to the state claims in the third amended complaint.  The District Court so ordered on February 27, 2006.  The plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit on March 8, 2006. We expect that it will be several months before they file their appeal brief.  In December 2005, we were served with a similar class action complaint of David Beardsley and others, filed in the Superior Court of the State of California, County of San Diego, for alleged violations of state securities laws in connection with the same alleged facts.  On February 6, 2006, we filed a Motion to Stay the state court action pending resolution of the nearly identical federal action.  We expect the Motion to Stay will be heard by the San Diego Superior Court in late March, 2006.  We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss.  We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint.  Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

(ii)               The Company and certain of our current and former officers were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws.  The actions filed in the U.S. District Court for the Southern District of California have been transferred to the U.S. District Court for the Southern District of New York.  By order dated December 16, 2005, the U.S. District Court for the Southern District of New York consolidated all of the actions for pretrial purposes, appointed co-lead plaintiffs in the consolidated action, and approved the selection of co-lead counsel.  The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the defendants have until early April to file their Motion to Dismiss.  We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1,000.  Accordingly, we accrued $1,000 in our results of operations for the year ended December 31, 2005.

(iii)            On February 8, 2005, Sierra Wireless, Inc. was served with the first amended complaint of MLR, LLC filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement relating to our line of professional phones.  We were added as a defendant in existing civil action No. 04 C 7044 MLR, LLC v. Kyocera Wireless Corporation and Novatel Wireless, Inc.  Since that date, we have reached an agreement with MLR, under which we received non-royalty bearing licenses to use all of MLR’s present and future patents for all of our products and MLR released us from all claims related to their patent portfolio.  MLR has dismissed all claims against us in the lawsuit.

(iv)           In July 2001, Metricom, Inc. (“Metricom”), one of our customers, filed a Chapter 11 reorganization under the U.S. bankruptcy laws.  We filed a proof of claim for amounts due to us totaling $13,745.  During 2002, we executed a global settlement with the reorganized debtor under which we agreed to reduce our general unsecured claim to $10,250.  We received a settlement of $2,321 in 2003, of which $513 was included in the determination of our net income for 2003 (2002 — $1,808).  In 2004, we received an additional $513 that was included in our net income for 2004.  In 2005, we have not received any additional proceeds from this settlement.

(v)              We are engaged in certain legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

18.       Supplementary information

	2003	2004	2005
(a) Cash flow information:
Cash received
Interest	$500	$1,660	$2,792
Income taxes	24	4	1,590
Cash paid for
Interest	62	32	59
Income taxes	62	2,649	470
Non-cash financing activities
Purchase of fixed assets funded by obligations under capital lease	113	1,238	24
Issuance of common shares on acquisition (note 3)	22,377	—	—

(b) Allowance for doubtful accounts:
Opening balance	$3,068	$2,230	$2,468
Acquisitions	62	—	—
Bad debt expense	375	366	(36)
Write offs and settlements	(1,275)	(128)	(871)
Closing balance	$2,230	$2,468	$1,561

(c) Other:
Rent expense	$1,603	$2,004	$2,168
Foreign exchange gain (loss)	439	333	(951)

19.       Segmented information

We operate in the wireless communications solutions industry and all sales of our products and services are made in this segment. Management makes decisions about allocating resources based on the one operating segment.

Revenues by product were as follows:

	2003	2004	2005
Mobile	$6,183	$10,451	$14,154
PC card	71,060	125,604	74,495
Embedded modules	20,961	70,044	13,419
Other	2,845	3,718	5,076
Research and development funding	660	1,388	—
	$101,709	$211,205	$107,144

As at December 31, 2005, 43% (2004 - 47%) of our fixed assets are in Canada.  In the year ended December 31, 2005, product sales in the Americas were 69% (2004 - 89%; 2003 - 73%).

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	2003	2004	2005
Customer A	less than 10%	less than 10%	$17,545
Customer B	less than 10%	less than 10%	20,585
Customer C	less than 10%	$55,718	less than 10%
Customer D	less than 10%	52,755	less than 10%
Customer E	$18,044	less than 10%	less than 10%

20.       Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

New Canadian securities regulations provide that financial statements filed by an SEC issuer may be prepared in accordance with United States GAAP provided that, if the SEC issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements.  Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods presented.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had our consolidated financial statements been prepared in accordance with Canadian GAAP.  The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the years ended December 31, 2005, 2004, and 2003:

The Canadian GAAP consolidated financial statements follow the same accounting policies and methods of application as our annual consolidated financial statements.

	Year ended December 31
	2003	2004	2005

Net earnings (loss) under U.S. GAAP	$2,255	$24,920	$(36,468)
Stock-based compensation expense (a)	(14,775)	(5,591)	(7,615)
Unrealized loss on short and long-term investments (d)	—	—	(91)
Stock option tax benefit difference (h)	—	51	75
Net earnings (loss) under Canadian GAAP	$(12,520)	$19,380	$(44,099)

Earnings (loss) per share under Canadian GAAP
Basic	$(0.68)	$0.77	$(1.74)
Diluted	$(0.68)	$0.75	$(1.74)

The most significant balance sheet differences between U.S. GAAP and Canadian GAAP are as follows:

	December 31
	2004	2005

Share Capital, U.S. GAAP	$218,805	$219,398
Stock-based compensation expense (a)	3,762	4,250
Foreign currency translation (g)	(1,223)	(1,223)
Share Capital, Cdn. GAAP	$221,344	$222,425

Additional paid-in capital, U.S. GAAP	$440	$556
Stock-based compensation expense (a)	40,833	47,960
Stock option tax benefit difference (h)	(51)	(126)
Additional paid-in capital (Contributed surplus), Cdn. GAAP	$41,222	$48,390

Deficit, U.S. GAAP	$(46,389)	$(82,857)
Foreign currency translation (g)	978	978
Stock-based compensation expense (a)(i)	(44,595)	(52,210)
Unrealized loss on short and long-term investments (d)	—	(91)
Stock option tax benefit difference (h)	51	126
Deficit, Cdn. GAAP	$(89,955)	$(134,054)

Cumulative translation adjustments, U.S. GAAP	$(729)	$(820)
Foreign currency translation (g)	245	245
Loss on short and long-term investments (d)	—	91
Cumulative translation adjustments, Cdn. GAAP	$(484)	$(484)

(a)         Stock-based compensation

(i).          Under U.S. GAAP, we have elected under FAS No. 123, “Accounting for Stock-based Compensation”, to account for employee stock options using the intrinsic value method. This method is described in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under APB 25.

(ii).       Effective January 1, 2004, under Canadian GAAP, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan.

(b)              Research and development

Under U.S. GAAP, we expense research and development costs as they are incurred.  Under Canadian GAAP, we expense research costs as they are incurred.  Development costs are expensed unless they meet certain specified criteria for deferral and amortization.  No development costs have been deferred during the years ended December 31, 2005, 2004, and 2003, as the criteria for deferral were not met.

(c)               Other comprehensive income

Under U.S. GAAP, we report comprehensive income or loss in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”.  Under Canadian GAAP, we are not required to report comprehensive income or loss.

(d)              Short and long-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.  Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value, with unrealized losses recorded in net earnings (loss).

(e)               Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law.  Under Canadian GAAP, substantively enacted tax rates are used.  There has been no impact to any of the numbers in the years ended December 31, 2003, 2004 and 2005.

(f)                 Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.  During the years ended December 31, 2003, 2004 and 2005, no investment tax credits were recorded.

(g)              Foreign currency translation

During the year ended December 31, 1999, the Company changed its reporting and functional currency from Canadian dollars to U.S. dollars.  Under U.S. GAAP, the shareholders’ equity accounts were translated into U.S. dollars at the rate in effect at the original transaction date, while under Canadian GAAP, all amounts were translated into U.S. dollars at the rate in effect on December 31, 1999.

(h)              Stock option tax deduction

The tax benefit related to the stock option deduction is calculated as the difference between the cumulative accounting deduction and the tax deduction.  Because the accounting deduction is calculated differently under U.S. and Canadian GAAP, as discussed in note 20(a), the tax benefit recorded for accounting purposes is also different under each GAAP.